

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 31, 2013

Via E-mail
Mr. Greg Matz
Vice President and Chief Financial Officer
The Cooper Companies, Inc.
6140 Stoneridge Mall Road, Suite 590
Pleasanton, CA 94588

> **Re: The Cooper Companies, Inc.**
> **Form 10-K for the fiscal year ended October 31, 2012**
> **Filed December 20, 2012**
> **File No. 001-08597**

Dear Mr. Matz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Income Taxes, page 48

1. We note the quantitative significance to your operating results of the benefit from foreign income taxed at other than U.S. rates as disclosed on the income tax provision reconciliation on page 80. We also see the low effective tax rate on your foreign earnings from the tabular disclosure on page 79. In light of the significant impact of lower taxes on foreign earnings to your operating results, in

future filings please consider describing in MD&A the relationship between foreign pre-tax income and the foreign effective tax rate in greater detail. It appears as though separately discussing the foreign effective income tax rate is important information material to an understanding of your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. Tell us how you intend on applying this comment.

Item 8. Financial Statements

Note 9. Employee Benefits, page 89

2. We see that you have a substantial presence outside of the United States, including significant manufacturing presence in the United Kingdom and Puerto Rico. Accordingly, please tell us why this footnote does not include discussion of benefit arrangements for employees outside of the United States.

3. We see the significant impact that changes in assumptions had on the funded status of your defined benefit pension plan in 2012. Please describe to us your consideration of whether you should present critical accounting estimates disclosure in MD&A with respect to the defined benefit pension plan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Tim Buchmiller at (202) 551-3635 with any other questions regarding our comments. You may also contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief